FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                                                                                                                                                          No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                                                                                                                                                          No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Private Issuer on Form 6-K contains information regarding the results of the ordinary general meeting of shareholders of Forward Pharma A/S (the “Company”) held on April 20, 2015.

Item 1. Results of Annual Meeting	3

Signatures	5

Item 1.  Results of Annual Meeting

On May 21, 2015 the Company announced on its website (http://www.forward-pharma.com) the results of it ordinary general meeting of its shareholders held on April 20, 2015 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 3,423,438.90 of the Company’s share capital and 34,234,389 votes, respectively, were present or represented at the Annual Meeting.

The following actions were taken at the Annual Meeting:

1.              Adoption of the Company’s annual report by 34,171,426 votes in favour, and with 64 votes against and 62,899 abstentions.

2.              Approval to carry forward the loss of USD 13.662 million for the accounting year 2014 by transfer to the accumulated deficit by 34,171,309 votes in favour, and with 201votes against and 62,879 abstentions.

3.              Approval of the discharge of the board of directors and the management board by 34,171,426 votes in favour, 64 against and 62,899 abstentions.

4.              Re-election of all members of the board of directors with the following votes:

a.              For Florian Schönharting: 33,058,804 votes in favour, with 1,112,682 against and 62,903 abstentions;

b.              For Torsten Goesch: 33,058,700 votes in favour, with 1,112,811 against and 62,878 abstentions;

c.               For John Kevin Buchi: 34,170,922 votes in favour, with 589 against and 62,878 abstentions; and

d.              For Jan van de Winkel: 33,058,739 votes in favour, with 1,112,772 against and 62,878 abstentions.

5.              Re-election Ernst & Young P/S as the Company’s independent registered public accounting firm with 34,171,430 votes in favour, 86 against and 62,873 abstentions.

6.              Approval to amend sub-section (iii) of clauses 1.5 and 1.6 of appendix 1 to the articles of association of the Company to read as follows:

Clause 1.5: “(iii) Irrespective of anything to the contrary in clause 2, if a Change of Control Event has not been completed on or prior to 30 June 2018 the warrants shall lapse without any further notice and with-out compensation.”

Clause 1.6: “(iii) Irrespective of anything to the contrary in clause 2, if a Change of Control Event has not been completed on or prior to 30 November 2018 the warrants shall lapse without any further notice and without compensation.”

Said amendment was adopted with 33,409,046 votes in favour, 755,044 against and 70,299 abstentions.

7.              Approval to amend the authorization in article 3.2 of the Company’s articles of association to authorize the issuance of an additional 1,700,000 warrants and underlying shares as follows:

“In the period until 1 June 2019, the board of directors is authorized, in one or more rounds, without pre-emption rights for the company’s existing shareholders, to issue up to 3,840,000 warrants, which each entitled the holder to subscribe for one share of nominally DKK 0.10, to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The board of directors is further authorized to implement the capital increases required for this purpose by up to nominally DKK 384,000 shares. The subscription rate for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of warrants. Other terms and conditions for the warrants, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

Said amendment was adopted with 32,296,154 votes in favour, 1,875,361 against and 62,874 abstentions.

Additional information with respect to the Annual Meeting is available on the Company’s website, including:

1.              The notice to convene the Annual Meeting;

2.              The audited statutory Annual Report; and

3.              Share capital and voting rights.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: May 21, 2015	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer